

December 19, 2022

Lloyd Spencer
Chief Executive Officer
CarbonMeta Technologies, Inc.
13110 NE 177th Place, Suite 145
Woodinville, WA 98072

      Re: CarbonMeta Technologies, Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed December 7, 2022
          File No. 333-266424

Dear Lloyd Spencer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.   Please update the last reported sales price of your common stock.

The Offering, page 6

2.   We note your response to prior comment 6. Please clarify that, under the anti-dilution provisions, the Conversion Price of the convertible notes will be reduced to the Base Conversion Price at the option of the holder. Disclose the current Base Conversion Price for each convertible note described.

Risk Factors

Our Common Stock and Our Shareholders May Be Subject to Significant Dilution, page 24

3.　　Please expand your risk factor disclosure on page 24 to disclose why you have continued to issue, and whether you intend to continue to issue, convertible notes and warrants when you do not have sufficient authorized shares to meet the potential conversion and exercise demands under outstanding instruments.

Description of Securities, page 30

4.　　Please revise your table on page 30 to disclose the type of security held by each entity listed. In addition, add a row after the aggregate total at the bottom of the table to disclose the amount of the aggregate total that exceeds the number of authorized and unissued shares.

Security Ownership of Certain Beneficial Owners and Management, page 55

5.　　Please provide a cross-reference to the beneficial ownership tables for your series of preferred shares with voting rights that are set forth under "Description of Securities" or move these beneficial ownership tables under "Security Ownership of Certain Beneficial Owners and Management."

6.　　You provide the beneficial ownership of Lloyd Spencer based upon the number of votes computed from the common shares into which each outstanding series of preferred stock is convertible. Please revise the calculation of beneficial ownership to reflect the specific voting rights to which the Series D and Series G preferred shares are entitled, which is significantly larger than the common shares into which these preferred shares are convertible. In this regard, the Series D preferred shareholders are entitled to 10.0 billion votes, with Mr. Spencer having 6.0 billion votes, and the Series G preferred shareholder is entitled to 125.0 billion votes, with Mr. Spencer having all 125.0 billion votes. Provide separate narrative disclosure highlighting this disparity between the specific voting rights of the Series D and Series G preferred shares versus the number of common shares into which the Series D and Series G preferred shares are convertible, and that Mr. Spencer's voting control would be significantly diminished if he converted his Series D or Series G preferred shares.

General

7.　　You indicate that you are registering 67 million shares underlying each of the convertible notes issued on November 1 and November 16, 2022. We note that you issued 17 million commitment shares to each of the investors. Please clarify whether the 67 million shares being registered includes the registration of the commitment shares issued to each investor.

You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Blum, Esq.